Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$59,403	$44,411	$44,871	$64,783	$47,742
Add:
Interest expense	23,727	25,216	26,070	20,778	20,789
Interest portion of rental expense	1,024	822	651	631	749
Discount and debt expense amortization	1,974	2,817	1,836	1,214	649
Earnings available for fixed charges	86,128	73,266	73,428	87,406	69,929
Fixed charges:
Interest expense	23,727	25,216	26,070	20,778	20,789
Capitalized interest	—	—	—	—	—
Interest portion of rental expense	1,024	822	651	631	749
Discount and debt expense amortization	1,974	2,817	1,836	1,214	649
Total fixed charges	26,725	28,855	28,557	22,623	22,187
Ratio of earnings to fixed charges	3.2	2.5	2.6	3.9	3.2